UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 9, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Accretive Health, Inc.

File No. 001-34746- CF# 29045

Accretive Health, Inc. submitted an application under Rule 24b-2 of the Exchange Act requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 8, 2012.

Based on representations by Accretive Health, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through August 6, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tom Kluck
Branch Chief